March 6, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Re:	Super League Gaming, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Super League Gaming, Inc. (the “Company”), we hereby confidentially submit the draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Securities and Exchange Commission on February 28, 2020 by Super Lague Gaming, Inc. (the “Company”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the SEC prior to the public filing of the Registration Statement. The Registration Statement relates to the public offering by the Company of shares of the Company’s common stock, par value $0.001 per share. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company acknowledges to the staff that the Company will publicly file its Registration Statement, along with its initial draft submission, on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me at (619) 272-7050 with any questions you may have regarding this confidential submission.

Very truly yours,
/s/ Jessica Sudweeks
Jessica Sudweeks

cc:	Ann Hand Chief Executive Officer Super Lague Gaming, Inc. Clayton Haynes Chief Financial Officer Super League Gaming, Inc.